Exhibit 99.1
Regulatory release
Three and nine month period ended September 30, 2008
Unaudited Condensed Interim Financial Report
On October 30, 2008, Royal Dutch Shell plc (“Royal Dutch Shell”) released the Unaudited Condensed Interim Financial Report for the three and nine-month period ended September 30, 2008 of Royal Dutch Shell and its consolidated subsidiaries (collectively “Shell”). This report includes the Unaudited Condensed Consolidated Interim Financial Statements, including condensed notes, for Shell on the same basis that such information was announced by press release on October 30, 2008.

Contact — Investor Relations
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Contact — Media
Europe:	Shell Media Contact	+31 70 377 3600